EXHIBIT 99.1

VOX ANNOUNCES ANNUAL AND SPECIAL MEETING RESULTS

TORONTO, CANADA – June 9, 2023 – Vox Royalty Corp. (TSX: VOXR) (NASDAQ: VOXR) (“Vox” or the “Company”), a returns focused mining royalty company, is pleased to announce that each of the five individuals nominated for election as a director at the Company’s Annual and Special Meeting (the “Meeting”) of Shareholders held on June 8, 2023 was elected.

The detailed voting results are set out below:

Nominee	Votes For	% For	Votes Withheld	% Withheld
Kyle Floyd	28,112,220	99.991%	2,505	0.009%
Rob Sckalor	28,112,220	99.991%	2,505	0.009%
Alastair McIntyre	28,112,220	99.991%	2,505	0.009%
Donovan Pollitt	26,742,220	95.118%	1,372,505	4.882%
Pascal Attard	26,742,220	95.118%	1,372,505	4.882%

Shareholders also voted in favour of (i) the appointment of Ernst & Young LLP as the auditor of the Company for the ensuing year and authorizing the directors to fix the auditor’s remuneration, and (ii) adopting the Company’s Omnibus Long Term Incentive Plan. Each of the resolutions approved at the Meeting were described in detail in the Company’s Management Information Circular dated April 25, 2023, available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on Vox’s website at www.voxroyalty.com.

About Vox

Vox is a returns focused mining royalty company with a portfolio of over 60 royalties and streams spanning eight jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 25 separate transactions to acquire over 50 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Kyle Floyd
Chief Executive Officer
info@voxroyalty.com +1-345-815-3939